Exhibit 99.30

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

TITAN MINING CORPORATION

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment for the six months ended June 30, 2024, and includes events up to the date of this MD&A. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 (the “Interim Financial Statements”) and the related notes thereto and other corporate filings, including the Company’s audited consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”). Unless otherwise specified, all financial information has been derived from the Company’s Interim Financial Statements which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements including International Accounting Standards 34 – Interim Financial Reporting (“IAS 34”).

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on the SEDAR+ website at www.sedarplus.com.

This MD&A is dated August 13, 2024. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Our corporate office is in Vancouver, British Columbia, and our shares are listed on the Toronto Stock Exchange under the symbol “TI”.

The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg and include the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mine” or “ESM”). Titan declared commercial production at ESM on January 1, 2020. The Company also continues to maintain its unpatented mining claims in New Mexico, USA.

STRATEGY AND OUTLOOK

Titan’s mission is to deliver extraordinary shareholder value through exploration, development and operational excellence.

Titan believes that the district surrounding ESM remains underexplored despite the long operating history of the district. The Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM. ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth. Other historic mines and new targets within the district are a focus for Titan’s exploration team.

Mining and milling activities at ESM continued to increase during the past year with a record 61.0 million payable pounds of zinc produced. ESM continues to review ways to increase operating efficiencies, particularly by adding incremental ore feed from other historically mined zones outside of the current #4 mine.

The Company will also be advancing the exploration of the Kilbourne (graphite) exploration program. Drilling under the Phase 1 program with a budgeted 14,000 ft (4,267 m) of drilling, of which a total of 6,870 ft (2,093 m) has been completed. The initial goal of 12,000 ft (3,658 m) of drilling for the Phase 1 program was expanded due to initial promising results. Results of surface drilling and trenching have identified a representative sample that was collected in January and sent to the Forte Dynamics Lab in Wheat Ridge Colorado for metallurgical testing and concentrate production. The Kilbourne Graphite Target has near surface potential with a substantial portion of the targeted resource on fully permitted land.

In addition, the Company continues to examine various financing options to bolster the Company’s treasury.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended June 30,			Six months ended June 30,
Financial Performance	2024	2023	Change	2024	2023	Change
Net income (loss) before tax	$2,617	$(4,841)	$7,882	$(15)	$(3,738)	$4,508
Operating cash inflow before changes in non-cash working capital	$6,965	$(110)	$7,075	$7,226	$3,241	$3,985

Financial Condition	June 30, 2024	December 31, 2023
Cash and cash equivalents	$5,547	$5,031
Working capital	$(18,811)	$(23,512)
Total assets	$52,386	$52,762
Equity	$(2,808)	$(2,270)

	Three months ended June 30,			Six months ended June 30,
Operating Data	2024	2023	Change	2024	2023	Change
Payable zinc produced (mlbs)	14.5	15.0	(0.5)	29.1	28.8	0.3
Payable zinc sold (mlbs)	14.7	15.0	(0.3)	29.1	29.8	(0.7)
Average provisional zinc price (per lb)	$1.30	$1.15	$0.15	$1.21	$1.28	$(0.07)

HIGHLIGHTS

Significant events and operating highlights for the three months ended June 30, 2024 include the following:

●	There were no Lost Time Injuries in the second quarter.
●	Produced 14.5 million pounds of payable zinc in the second quarter of 2024.
●	Revenues of $17,969 in Q2 2024, an increase from $11,731 in Q1 2024, and $8,952 in Q2 2023.
●	AISC(1) of $0.79/lb in Q2 2024, a decrease from $1.00/lb in Q1 2024 and $1.12/lb in Q2 2023
●	Completion of Phase 1 of drilling at the Kilbourne Exploration Target with a total of 39 holes totalling 11,916 ft.

o	20 holes totalling 5,044 ft completed in the Second Quarter
o	Highlights include 92.8 ft at 3.5% graphitic carbon

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

		2024		2023
		Q2	Q1	FY (2)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	95,575	110,795	444,588	108,962	108,210	112,528	114,888
Ore milled	tons	95,762	110,703	445,803	109,258	110,202	112,082	114,261
Feed grade	zn %	9.1	8.1	8.4	7.8	10.1	8.1	7.4
Recovery	%	96.5	96.2	96.3	96.2	96.3	96.3	96.1
Payable zinc	mlbs	14.5	14.7	61.0	13.9	18.3	15.0	13.8
Concentrate grade	zn %	60.1	59.9	59.6	59.2	60.3	59.8	59
Zinc concentrate produced	tons	14,155	14,392	60,123	13,756	17,855	14,727	13,785
Sales
Payable zinc	mlbs	14.7	14.4	62.0	13.9	18.3	15.0	14.8
Average provisional zinc price	$/lb	$1.30	$1.11	$1.19	$1.13	$1.10	$1.15	$1.42
C1 cash cost (1)	$/lb	$0.79	$0.97	$1.05	$1.16	$0.84	$1.05	$1.23
Sustaining capital expenditures (1)	$/lb	$0.00	$0.03	$0.03	$0.01	$0.02	$0.07	$0.03
AISC(1)	$/lb	$0.79	$1.00	$1.08	$1.17	$0.86	$1.12	$1.26

(1)	C1 cash cost, Sustaining Capital Expenditures, and All-In Sustaining Cost (“AISC”) are non-GAAP measures. These terms are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Non-GAAP Performance Measures below for additional information.
(2)	The full-year figure may not equal the sum of the quarters due to rounding.

OPERATIONS REVIEW

Mining efforts in the second quarter of 2024 focused on the Mahler, New Fold, and Mud Pond zones. Mining activities remain suspended in the N2D zone in response to lower zinc prices. Deepening of the lower Mahler ramp system provided access to high-grade ore in the Lower Mahler mining zone that supported higher than budgeted grades. Longhole stope mining in New Fold provided above target grades and tons. Ore recovery from the longhole stoping in New Fold will continue into July and August. It is expected that ore from New Fold and Lower Mahler zones will continue to support head grades at planned levels for the remainder of the year. Mining is expected to continue in the same zones in the third quarter of 2024.

Work on projects, including the Turnpike project, has been limited since Q2 of 2023 to preserve cash in response to lower zinc prices. Rod mill liners were received and will be installed in the third quarter of 2024. In the third quarter of 2024, the Company plans to initiate a market search for a replacement UG haulage truck and a mechanical bolter.

EXPLORATION UPDATE

Empire State Mine

Historic Data

The review, compilation, digitization, and modelling of historic data collected over approximately 100 years by the previous operators of ESM continues to contribute to the exploration success at ESM, with several near-mine mineralized zones identified, including the N2D zone and Turnpike.

Titan’s exploration team has continued to generate additional near-mine and district targets using historic soil, stream sediment, drilling, and geophysical data. These historic data sets are also being utilized to identify additional near-surface mineralization in the vicinity of the other historic mining areas (Hyatt, Pierrepont, Edwards, and Rossie-Macomb), which are being prioritized for drill testing in 2024. The team continues to research and consolidate mineral rights interests in high priority target areas. Surface sampling and mapping is scheduled to continue in these priority areas in 2024.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

In addition to zinc and base metal occurrences the company has identified multiple areas with historic documentation of graphite bearing lithologies in St. Lawrence County. This review has helped identify graphite targets within ESM’s mineral rights, including the Kilbourne target within the stratigraphic sequence which hosts the ESM ore bodies.

2024 Drill Programs

Underground:

Drill programs in the second quarter of 2024 targeted Lower Mahler and Fowler. Underground drilling totalled 3,315 ft (1,010 m) across six holes. All underground drilling was completed with Company-owned underground drills by Company employees. Of the total drilling, two exploration holes were completed targeting the down dip extensions of Lower Mahler with a third hole targeting this area underway.

Surface:

Surface drilling was limited to the Kilbourne Project in the second quarter of 2024. An exploration plan for the remainder of 2024 and 2025 has been developed with six regional zinc targets currently being evaluated and prioritized.

Kilbourne

Titan has continued work on defining the Kilbourne graphite target, a graphite exploration target hosted within the same stratigraphic sequence as ESM’s zinc mineralization. The host unit is Unit 2 of the lower marbles. Historic mapping and drilling have documented roughly 25,000 ft (7.6 km) of strike length, from surface to a depth of over 3,000 ft (914 m). Roughly 8,500 ft (2.5 km) of this strike length is within the affected area of the Empire State Mine and is covered by current permitting. The remaining strike length is securely within mineral rights held by ESM.

Kilbourne exploration activities in the second quarter of 2024 were focused on drilling, with a total of 20 holes totalling 5,044 ft (1,537 m) drilled. All drilling was completed with a Company owned drill by Company employees. The initial phase of Kilbourne exploration targeted mineralization within the Company’s active-use permit. Graphite mineralization has been intercepted in all 39 holes of the program, with assays returned on the graphitic intercepts from all 39 of those holes. The results received to date continue to show promising results (see Titan’s news releases “Titan Mining Provides Initial Drill Results On the Kilbourne Graphite Project, results include 173.5 Ft At 3.75% Graphitic Carbon” dated April 9, 2024 and “Titan Mining Completes Phase I Drilling at the Kilbourne Graphite Project, Additional Assays Returned including 143 ft at 3.6% Graphitic Carbon” dated June 26, 2024). A bulk sample was collected in January 2024 with anticipated usage in material classification.

Phase I of Kilbourne drilling successfully tested 8,255 ft of strike length within the ESM active use permit. The program has helped identify two distinct zones of mineralization within Unit 2. The upper zone averages 54 ft (16.5 m) in thickness with an average grade of 3.1% graphitic carbon (Cg), and the lower zone averages 28.9 ft (8.8 m) in thickness with an average grade of 3.0% Cg. Phase I of metallurgical work began in the fourth quarter of 2023 with SGS in Lakefield, ON, and demonstrated the ability of Kilbourne graphite to be concentrated and purified to qualities suitable for modern industrial applications. Phase II of metallurgy began in the second quarter of 2024 with Forte Analytical of Wheat Ridge, CO. Testing has built off the initial results of Phase I, with preliminary results expected in the third quarter of 2024.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

New Mexico

The Company began prospecting for base metals in an area of New Mexico in 2017. In 2018, the Company completed the first phase of its drilling program and was encouraged by the results. Annual claim maintenance fees have been renewed since allowing the Company to maintain control of the current land position while evaluating future exploration activities.

TREND ANALYSIS

Selected Quarterly Information

		2024		2023			2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues ($)	17,969	11,731	10,911	15,481	8,952	16,742	13,945	14,025
Net income (loss) ($)	2,617	(2,632)	(7,959)	501	(4,841)	1,103	(4,014)	(161)
Basic & diluted income (loss) per share ($)	0.02	(0.02)	(0.05)	-	(0.03)	0.01	(0.03)	-
Cash and cash equivalents ($)	5,547	4,176	5,031	4,319	2,895	7,411	6,720	13,568
Total assets ($)	52,386	49,813	52,762	59,060	59,591	67,916	65,999	78,199
Total liabilities ($)	55,194	56,021	55,032	55,528	56,513	58,953	55,486	62,147

Seasonality has a limited impact on the Company’s operating results.

Total assets decreased significantly in the fourth quarter of 2022 mainly due to a decrease of cash and cash equivalents, derivative asset, other current assets, mineral properties, plant and equipment, and right-of-use assets, partially offset by an increase of trade and other receivable and inventories.

Total assets increased in the first quarter of 2023, mainly due to increase of cash and cash equivalents, derivative asset, and other current assets, partially offset by decrease of trade and other receivables, inventories, mineral properties, plant and equipment, and right-of-use assets. Total assets decreased in the second quarter of 2023, mainly due to decrease of cash and cash equivalents, right-of-use assets, trade and other receivables, restricted cash, other assets, and mineral properties, plant and equipment, partially offset by increased of derivative asset, other current assets, and inventories. Total assets decreased in the third quarter of 2023, mainly due to decrease of mineral properties, plant and equipment, derivative asset and inventories, partially offset by increases of cash and cash equivalents, trade and other receivables, right-of-use assets, and other current assets. Total assets decreased in the fourth quarter of 2023 mainly due to a decrease of derivative asset, trade and other receivable, inventories, other current assets, mineral properties, plant and equipment, and right-of-use assets, partially offset by an increase of cash and cash equivalents.

Total assets decreased in the first quarter of 2024, mainly due to decrease of cash and cash equivalents, derivative asset, mineral properties, plant and equipment, and right-of-use assets, partially offset by increase of trade and other receivables, other current assets, and inventories. Total assets increased in the second quarter of 2024 mainly due to an increase in cash, an increase in other assets, partially offset by a decrease in mineral properties, plant and equipment.

Net loss increased in the fourth quarter of 2022 as a result of lower realized zinc prices and higher operating expenses, exploration and evaluation expenses, share based compensation, interest and other finance expenses, general and administration expenses, unrealized loss on derivative, loss on Star Mountain settlement, and lower foreign exchange gain, partially offset by realized gain on derivative and gain on modification.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Net loss turned to net income in the first quarter of 2023 as a result of higher unrealized gain on derivative and foreign exchange gain, and absence of loss on Star Mountain settlement booked in the prior quarter, partially offset by lower realized gain on derivative, gain on loan modification, higher general and administration expenses and interest and other finance expenses. Net income turned to net loss in the second quarter of 2023 as a result of lower revenue and unrealized gain on derivative, higher foreign exchange loss, interest and other finance expenses, partially offset by lower exploration and evaluation expenses, general and administration expenses, and higher realized gain on derivative. Net loss turned to net income in the third quarter of 2023 as a result of higher revenue, lower cost of sales, higher realized gain on derivative, foreign exchange income and other income, partially offset by higher exploration and evaluation expenses, interest and other finance expenses, and higher unrealized loss on derivative. Net income turned to net loss again in the fourth quarter of 2023 as a result of lower revenue and unrealized loss on derivative, higher cost of sales, foreign exchange loss, interest and other finance expenses, general and administration expenses, partially offset by lower exploration and evaluation expenses, realized gain on derivative, and higher other income.

Net loss decreased in the first quarter of 2024 as a result of lower cost of sales, accretion expense, loss on unrealized derivative, and higher foreign exchange income, partially offset by higher exploration and evaluation expenses, general and administration expenses, interest and other finance expenses, lower interest income, absence of gain on realized derivative and loss on Star Mountain settlement. Net loss turned to net income in the second quarter of 2024 as a result of higher revenue and lower cost of sales.

Cash and cash equivalents decreased significantly in the fourth quarter of 2022 as a result of lower working capital generated from trade and other receivables, inventories, accounts payable and accrued liabilities, and higher cash used in financing and investing activities.

Cash and cash equivalents increased in the first quarter of 2023 as a result of net cash provided in operating activities, and less cash spent on financing activities, partially offset by cash spent on capital assets. Cash and cash equivalents decreased in the second quarter of 2023 as a result of higher cash used in operating activities, partially offset by less cash spent on capital assets and more cash generated from financing activities. Cash and cash equivalents increased in the third quarter of 2023 as a result of more cash generated in operating activities, and less cash spent on capital assets, partially offset by more cash spent in financing activities. Cash and cash equivalents increased again in the fourth quarter of 2023 as a result of more cash generated in operating activities, and less cash spent on capital assets, partially offset by more cash spent in financing activities.

Cash and cash equivalents decreased in the first quarter of 2024 as a result of less cash provided in operating activities and financing activities, partially offset by less cash spent on capital assets. Cash and cash equivalents increased in the second quarter of 2024 as a result of higher cash provided by operating activities generated from the increased revenue and lower cost of sales, this was partially offset by an increase in cash used in financing activities relating to additional principal payments made towards the Company’s Credit Facility.

AISC decreased to $0.79/lb in Q2 2024 from $1.00/lb in Q1 2024 and $1.12/lb in Q2 2023, primarily as a result of a recovery of treatment charges from Q1 2024 recognized in Q2 2024, and lower operating costs as compared to Q1 2024 and Q2 2023.

FINANCIAL REVIEW

Financial Results

($000’s)	Three months ended June 30	Six months ended June 30
Net income (loss) for the 2023 period	$(4,841)	$(3,738)
Changes in components of income:
Revenues increase (decrease)	9,017	4,006
Cost of sales decrease (increase)	1,796	5,761
Other expenses decrease (increase)	(3,355)	(6,044)
Net income (loss) for the 2024 period	$2,617	$(15)

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

During the three months ended June 30, 2024, revenues increased compared to the same period in 2024 as a result of higher average provisional zinc prices (Q2 2024 – $1.30/lb vs. Q2 2023 - $1.15/lb) and a positive provisional and final pricing adjustment (Q2 2024 – positive $872 vs. Q2 2023 – negative $3,726).

During the six months ended June 30, 2024, revenues increased compared to the same period in 2024 as a result of a positive provisional and final pricing adjustment (H1 2024 – positive $267 vs. H1 2023 – negative $3,979).

During the three and six months ended June 30, 2024, cost of sales decreased with lower volume of tons milled (Q2 2024 – 95,762 tons vs Q2 2023 – 112,082 tons and H1 2024 – 206,465 vs H1 2023 – 226,343 tons).

During the three and six months ended June 30, 2024, other expenses increased compared to the same period of 2023 largely due to a realized gain on derivative that was incurred in 2023 and was not incurred in 2024.

Revenue

	Three months ended June 30,			Six months ended June 30,
($000’s)	2024	2023	Change	2024	2023	Change
Zinc concentrate sales	$19,010	$17,255	$1,755	$35,014	$38,308	$(3,294)
Zinc concentrate provisional pricing adjustments	873	(3,726)	(4,599)	267	(3,980)	(4,247)
Smelting and refining charges	(1,914)	(4,577)	(2,663)	(5,581)	(8,634)	(3,053)
Revenue, net	$17,969	$8,952	$9,017	$29,700	$25,694	$4,006

Zinc concentrate pricing consists of provisional and final pricing adjustments made prior to the finalization of the sales contract. In June 2024, the Company entered into a fixed zinc pricing arrangement pursuant to its existing offtake agreement with an affiliate of Glencore Ltd. for approximately 30% of the Company’s budgeted zinc production for the second half of 2024. The arrangement fixed the zinc price for a six-month period covering July 2024 through December 2024 at a price of US$1.37 per pound of zinc.

In connection with the fixed zinc pricing arrangement, the Company was required to provide a cash deposit in the amount of $2,777. The cash deposit will be returned to the Company on a prorata basis, upon completion of the delivery of zinc concentrate on a monthly basis over the six month period of the fix pricing arrangement. The cash deposit has been classified as current restricted cash in the Company’s statement of financial position.

Revenues were higher during the three and six months ended June 30, 2024, largely due to a positive provisional pricing adjustment in 2024 compared to a negative provisional pricing adjustment that was realized in 2023, as well as lower smelting and refining charges compared to the same period in the prior year.

Cost of sales

	Three months ended June 30,			Six months ended June 30,
($000’s)	2024	2023	Change	2024	2023	Change
Operating expenses	$9,032	$10,042	$(1,010)	$18,461	$22,253	$(3,792)
Transportation costs	847	975	(128)	1,682	1,826	(144)
Royalties	13	13	-	19	20	(1)
Depreciation and depletion	2,670	3,007	(337)	5,627	6,073	(446)
Change of Inventory	(239)	55	(294)	(247)	1,131	(1,378)
Total	$12,323	$14,092	$(1,769)	$25,542	$31,303	$(5,761)

During the three and six months ended June 30, 2024, cost of sales decreased compared to the same periods in the prior year. Operating expenses decreased due to a decline in tons milled and efficient management of site costs. Depreciation and depletion expenses decreased comparatively due to lower tons mined, and a decrease in capital asset acquisitions. The change of inventory decrease is a result of the ending inventory level change due to timing differences of sales of zinc concentrate.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Other operating expenses

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change	%	2024	2023	Change	%
G&A expenses:
Salaries and benefits	$208	$250	$(43)	(17)	751	800	(49)	(6)
Share-based compensation	211	97	114	>100	212	194	18	9
Professional fees	222	208	14	7	247	1,327	(1,080)	(81)
Office and administration	159	183	(24)	(13)	470	507	(37)	(7)
Investor relations	6	14	(8)	(52)	19	27	(8)	(7)
	$806	$752	$54	7	1,699	2,855	(1,156)	(40)
Exploration and evaluation (“E&E”) expenses:
Salaries and benefits	$206	$129	$77	60	450	276	174	63
Assay and analyses	78	39	39	100	120	132	(12)	(9)
Contractors and consultants	160	115	45	39	286	538	(252)	(47)
Other	56	43	13	30	109	117	(8)	(7)
	$500	$326	$174	53	965	1,063	(98)	(9)

G&A expenses for the three months ended June 30, 2024 have remained relatively consistent with the same period in the prior year. Share-based compensation increased as a result of a higher number of options vesting during the quarter compared to the comparative year. G&A expenses for the six months ended June 30, 2024, have decreased 42% compared to the same period in the prior year as a result of a decrease in professional fees.

E&E expenses for the three months ended June 30, 2024, increased 53% from the same period in the prior year as a result of higher salaries and benefits and an increase in assay costs and contractor costs. E&E expenses remained relatively consistent for the six months ended June 30, 2024 compared with the same period in the prior year with a decrease of 9%, largely as a result of a decrease in contractors and consultants, partially offset by an increase in salaries and benefits.

Other expenses (income)

Three months ended June 30,				Six months ended June 30,
2024	2023	Change	%	2024	2023	Change	%
$1,723	$(1,377)	$ 3,100	>(100)	$1,509	$ (5,789)	$ 7,298	>(100)

For the three and six months ended June 30, 2024, other income decreased from the same period of 2023, primarily as a result of the realized gain on derivative that was incurred in 2023, and no similar income was incurred in 2024.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

Debt

Credit Facility - National Bank of Canada

On June 6, 2022, the Company entered into a secured credit agreement for $40,000 (the “Credit Facility”) with National Bank of Canada. The Credit Facility is secured by a general charge on the assets of the Company, and was used to consolidate the Company’s existing loans with Bank of Nova Scotia and the Company’s Executive Chairman, and is available to the Company on a revolving basis to finance the working capital and general corporate requirements. In addition to the Credit Facility, National Bank provided the Company with an up to US$15 million treasury line enabling additional access to funds for future zinc Swap contract. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%;

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum;

●	The original maturity date was December 6, 2023. The Credit Facility includes an annual extension option and, on December 20, 2022, the maturity date was extended to December 6, 2024. On April 9, 2024, the maturity date was extended to June 30, 2025.

●	The Credit Facility was subject to covenants that require the Company to maintain interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. At September 30, 2023, Titan was in breach of the covenants and obtained a waiver from National Bank on covenants for the period of June 30, 2023 to January 19, 2024. In obtaining the waiver, the Company made a payment against the Credit Facility of $5,000 on November 1, 2023, and agreed to changes to the Credit Facility, reducing the available credit to $32,170, and adding an additional covenant that requires the Company to have $3,000 of unrestricted cash at all times.

●	On April 9, 2024, the Credit Facility covenants were further amended whereby, the leverage ratio was removed, and the interest coverage ratio was reduced to 1.5 to 1. The Company further agreed to make repayments on the Credit Facility to reduce the Available Credit to $15,170 by June 30, 2024, and to make repayments on the Credit Facility to reduce the Available Credit to $10,170 by December 30, 2024.

●	During the six months ended June 30, 2024, the Company made cumulative payments of $17,000 toward the Credit Facility, reducing the Available Credit to $15,170 as at June 30, 2024, with $nil of the Credit Facility was available to be withdrawn. As at June 30, 2024, the Company’ was in compliance with the Credit Facility covenants.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the $40,000 amount at an annual rate of 1.125%. The guarantee was extended to December 6, 2024 concurrent with the extension of the maturity date of the Credit Facility. During the three and six months ended June 30, 2024, the Company incurred a guarantee fee charge of $87 and $197, respectively, recognized on the Company’s Statement of Income and Comprehensive Income.

Promissory Note – November 1, 2023

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada the Company made a $5,000 payment against the principal amount of the Credit Facility on November 1, 2023. In order to fund the payment to National Bank, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”). Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost. As at June 30, 2024, the Company had an unpaid accrued interest balance of $315.

Other Related Party Loans

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of a cash deposit to be held by Glencore Inc., as a part of the Company’s fixed price zinc contract that was entered into in June 2024 (See Revenue section above), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the Credit Facility.

As at the date of this report, the Company has not yet agreed to commercial terms related to the related party loans from the company controlled by Titan’s Executive Chairman.

Financial Condition

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$5,547	$5,031
Total debt	$36,177	$35,779
Net debt (cash)(1)	$30,630	$30,748
Working capital	$(18,811)	$(23,512)

(1)	Net debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to a similar financial measure disclosed by other issuers. See “Non-GAAP performance measures” of this MD&A for a discussion of non-GAAP performance measures.

Cash and cash equivalents as at June 30, 2024 increased by $516 compared to December 31, 2023. The increase in cash was generated from positive operating cash flows of $2,685. This was partially offset by $1,570 of net cash used in financing activities, largely as a result of the payment of interest on the Company’s Credit Facility. Further, the Company made $17,000 of principal payments towards the Credit Facility, funded by $16,500 of related party loans. The Company’s net cash used in investing activities was $590 during the period, largely related to the cash security deposit that was required as part of the Company’s fixed price zinc contract (refer to Revenue discussion above).

At June 30, 2024, the Company’s debt was comprised of a loan from the Credit Facility of $14,983, the Promissory Note from a related party of $4,694, and additional loans from a related party of $16,500. The Company incurred interest and accretion expense of $1,444 during the six months ended June 30, 2024, related to the debt, and made an interest payment of $1,028 towards the Credit Facility. Amortized borrowing costs during the six months ended June 30, 2024 were $482.

The working capital deficit decreased as at June 30, 2024 compared to December 31, 2023 as a result of an increase in cash and cash equivalents, an increase in accounts receivable and an increase in inventories, partially offset by an increase in debt.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Cash Flows

	Six Months Ended June 30,
	2024	2023	Change
Operating cash flows before changes in working capital	$7,226	$3,241	$3,985
Changes in working capital	(4,541)	(8,674)	4,133
Net cash flows generated by (used in) operating activities	2,685	(5,433)	8,118
Net cash flows generated by (used in) financing activities	(1,570)	2,543	(4,113)
Net cash flows generated by (used in) investing activities	(590)	(1,824)	1,234
	$516	$(3,825)	$4,341

Net cash flows generated from operating activities were higher during the six months ended June 30, 2024 compared to the same period in the prior year largely as a result of increased revenues and lower cost of sales. A discussion of the changes from period to period is set out above under “Financial Results” and “Other Operating Expenses”.

Net cash flows used in financing activities during the six months ended June 30, 2024 reflect $17,000 of principal payments and $1,028 of interest payments made towards the Credit Facility, partially offset by $16,500 proceeds received from related party loans. For comparison, net cash flows used in financing activities by the Company in the same period in 2023 reflects $1,370 of Credit Facility interest payments, $5,900 advances received from the Credit Facility, $2,102 of dividends paid, and $130 of warrant exercise proceeds.

Net cash flows used in investing activities in the six months ended June 30, 2024 were lower compared to the same period in the prior year as a result of lower capital expenditures incurred.

Capital Expenditures

The Company invested $440 in capital assets during the six months ended June 30, 2024 compared to $1,824 in capital expenditures made in the same period of 2023. A new transformer and a server room were added to capital assets, and a compact twin-boom mining equipment was rebuilt during the period.

Liquidity

As at June 30, 2024, the Company had total liquidity of $5,547 in cash and cash equivalents. The Company had negative working capital of $18,811 and a deficit balance of $68,343. For the six months ended June 30, 2024, the Company had incurred a net loss of $15 and positive operating cash flows of $2,685. The Company continues to monitor zinc prices and the impact on financial covenants associated with the Credit Facility.

As at December 31, 2023, the Company had total liquidity of $5,031 in cash and cash equivalents. The Company had negative working capital of $23,512 and a deficit of $68,328. For the year ended December 31, 2023, the Company had positive operating cash flows before changes in working capital of $6,085 and a net loss of $10,196. On June 14, 2023, the Company announced that it temporarily suspended the payment of its quarterly dividend in order to preserve capital and strengthen its balance sheet as it navigates the downturn in zinc prices.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

At June 30, 2023, Titan was in breach of certain financial covenants under its Credit Facility. Titan obtained a waiver from National Bank on covenants for the period of June 30, 2023, to December 31, 2023. This waiver was subsequently extended to April 9, 2024. As of such date and the date of this MD&A, the Company was and continues to be in compliance with its covenants under the Credit Facility. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise necessary funds primarily through securing additional debt or equity in support of its business objectives. There can be no guarantees that a further waiver from National Bank, debt/equity financing or strategic alternative will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at June 30, 2024 and their approximate timing of payment are as follows:

	< 1 year	1 to 3 years	4 – 5 years	>5 years	Total
Debt:
Repayment of principal	$36,669	$-	$-	$-	$36,669
Repayment of interest	1,797	-	-	-	1,797
Leases	34	-	-	-	34
Reclamation and Remediation provision	-	-	-	16,717	16,717
	$38,500	$-	$-	$16,717	$55,217

The repayment of debt principal includes $16,500 owing to a related party, of which commercial terms have not yet been finalized. Until such terms have been finalized, the Company has classified all principal amounts owing as current.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Securities

As of the date of this MD&A, the Company had 136,366,599 common shares issued, 14,642,856 warrants and 9,278,333 options outstanding.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL INSTRUMENT

a)	Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	June 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Lease liabilities	$34	$34	$76	$55
Bank indebtedness	$15,253	$15,253	$31,655	$32,087
Loans from related party	$21,397	$21,397	$4,124	$5,061

Management assessed that the fair values of cash and cash equivalents, restricted cash, other current assets, other receivables, accounts payable, and dividends payable approximate their carrying amounts due to the short-term maturities of these instruments, and the fair value of acquisition obligations approximate their carrying value as they are non-interest bearing. Trade receivables subject to provisional pricing are already carried at fair value.

Fair values of the Company’s lease liabilities, bank indebtedness, equipment loans, and loan from related party are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques.

There have been no transfers between fair value levels during the reporting period.

RELATED PARTY TRANSACTIONS

Management company (Manco)

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the officed space rental agreement. The Company’s obligation for future rental payments on June 30, 2024 was approximately $120, determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

The Company was charged for the following with respect to this arrangement during the six months ended June 30, 2024:

	Six months ended June 30,
	2024	2023
Salaries and benefits	$271	$299
Office and other	42	105
Marketing and travel	8	7
	$321	$411

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, and Directors.

	Six months ended June 30,
	2024	2023
Salaries and benefits	$504	$530
Consulting fees	309	313
Share-based compensation	197	170
Directors’ fees	109	109
	$1,119	$1,122

The following amounts are outstanding as at June 30, 2024 and December 31, 2023, and are included in accounts payable and accrued liabilities above.

	As at June 30, 2024	As at December 31, 2023
Salaries and benefits payable	$401	$416
	$401	$416

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Adoption of New Accounting Standards

IAS 1, Presentation of Financial Statements (“IAS 1”): In October 2022, the IASB issued amendments to IAS 1 titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of Debt as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. Effective January 1, 2024, the Company has adopted these amendments, which did not have a material effect on its Interim Financial Statements.

Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;
●	Revenue recognition
●	Reclamation and remediation provision;
●	Impairment;
●	Fair value measurement
●	Determination of useful life of assets for depreciation purposes;
●	Share-based compensation;
●	Taxation

See note 3 of our 2023 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the six months ended June 30, 2024.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; anticipated head grade; anticipated zones that will be mined, and timing of such mining; exploration plans at the Kilbourne target and timing of such plans; that rod mill liners will be installed and timing of such installation; future testing and timing thereof (including timing of results of Phase II of the Company’s metallurgy testing program); that the Company continues to examine various financing options to bolster the Company’s treasury; that the Company may require additional funding in the next twelve months; and that the Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time; once mining operations resume, ore will be stockpiled underground; as a result of flooding, the underground crusher and control room will require an electrical rebuild that is expected to take four to eight weeks, during which period there will be no production of zinc concentrate from the mine; during the rebuild period, Titan will continue to mine and stockpile ore underground; the Company anticipates that stockpiling ore coupled with the excess mill capacity will enable the Company to meet budgeted production for the year; and annual production guidance. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. The Company has made assumptions based on or related to many of these risks, uncertainties and factors. These risks, uncertainties and factors include general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of zinc and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; delays in completion of exploration, development or construction activities; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; risks of making a production decision at Turnpike (formerly Sphaleros) that is not based on a technical report; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; damage caused by Tropical Storm Debby; the Company’s assumptions regarding time and cost to repair damage caused by Tropical Storm Debby; and the factors discussed in the section entitled “Risks Factors” in the Company’s most recent annual information form filed on SEDAR+.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2023 Annual Financial Statements. For a comprehensive list of other risks and uncertainties affecting our business, please refer to the sections entitled “Risk Factors” in both our most recent Annual Information Form and Annual MD&A, which are available at www.sedarplus.ca.

Qualified Person

The technical and scientific information in this MD&A has been reviewed and approved by Donald R. Taylor, MSc., PG, President and Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597).

For additional information, please see the technical report titled “Empire State Mines 2021 NI 43-101 Technical Report (Amended) with an effective date of February 24, 2021, filed on SEDAR+ at www.sedarplus.ca.

For additional information related to the Kilbourne target, see the Company’s news release titled, “Titan Mining Announces Significant Graphite Discovery at Empire State Mines in Upstate New York, USA” dated October 23, 2023.

Non-GAAP performance measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

	Three months ended June 30,				Six months ended June 30,
	2024		2023		2024		2023
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		14.7		15.0		29.1		30.0
Operating expenses and selling costs	$9,652	$0.66	$11,085	$0.74	$19,914	$0.69	$25,230	$0.85
Concentrate smelting and refining costs	1,913	0.13	4,600	$0.31	5,581	$0.19	8,656	0.29
Total C1 cash cost	$11,565	$0.79	$15,685	$1.05	$25,495	$0.88	$33,886	$1.14
Sustaining Capital Expenditures	$-	$0.00	$1,042	$0.07	$439	$0.02	$1,519	$0.05
AISC	$11,565	$0.79	$16,727	$1.12	$25,934	$0.89	$35,405	$1.19

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Six months ended June 30,
	2024	2023
Sustaining capital expenditures	$438	$1,519
Expansionary capital expenditures	2	401
Additions to mineral, properties, plant and equipment	$440	$1,920

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	Three months ended June 30,	Year ended December 31,
	2024	2023
Current portion of debt	$36,177	$35,779
Non-current portion of debt	-	-
Total debt	$36,177	$35,779
Less: Cash and cash equivalents	(5,547)	(5,031)
Net debt	$30,630	$30,748

TITAN MINING CORPORATION

Management’s Discussion and Analysis

(In thousands of US Dollars, unless otherwise indicated)

Free Cash Flow

	Six months ended June 30,
	2024	2023
Net cash provided (used) by operating activities	$2,685	$(5,433)
Less: Capital expenditures	(440)	(1,824)
Free cash flow	$2,245	$(7,257)

SUBSEQUENT EVENTS

On August 12, 2024, the Company announced that operations at Titan’s ESM had been temporarily suspended following historic flooding from Tropical Storm Debby. There were no injuries to employees or damage to the mobile fleet. Despite efforts by mine personnel to divert water to mined out areas of the mine, floodwater rose in the shaft above the crusher level leading to electrical power failure in the mine.

As of the morning of August 12, 2024, power had been partially restored to the underground and floodwaters were receding. The Company continues to pump water out of the underground workings. Once mining operations resume, ore will be stockpiled underground. As a result of flooding, the underground crusher and control room will require an electrical rebuild that is expected to take four to eight weeks, during which period there will be no production of zinc concentrate from the mine. The Company has declared force majeure for its contractual concentrate delivery obligations for the near term.

During the rebuild period, Titan will continue to mine and stockpile ore underground. The Company anticipates that stockpiling ore coupled with the excess mill capacity will enable the Company to meet budgeted production for the year. Titan’s annual production guidance for ESM remains unchanged.